EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Liminal BioSciences Inc. (“Liminal” or the “Company”)

440 Armand-Frappier Blvd., Suite 300

Laval, QC, H7V 4B4

Item 2	Date of Material Change

May 14, 2021

Item 3	News Release

The press release attached as Schedule “A” was disseminated through Cision Canada on May 17, 2021 with respect to the material change and was filed on SEDAR.

Item 4	Summary of Material Change

Liminal announced that it has signed a binding agreement for the sale of its plasma collection centers and, upon closing of such proposed sale, Liminal will enter into an option agreement pursuant to which the buyer of the plasma collection centers may acquire the remainder of the Company’s plasma-derived business.

Item 5	Full Description of Material Change

The Company announced that it has signed a binding share purchase agreement for the sale to Kedrion S.p.A. (“Kedrion”) of its plasma collection centers operated in Winnipeg, Manitoba and Amherst, New York, through its subsidiaries, Prometic Plasma Resources Inc., and Prometic Plasma Resources (USA) Inc. (the “Share Purchase Agreement”). The Share Purchase Agreement reflects the recent announcement by Liminal to focus its resources on the advancement of the Company’s small molecule therapeutics business.

Under the Share Purchase Agreement, the parties have agreed that, upon closing of the proposed sale, the Company will enter into an option agreement (the “Option”) with Kedrion for the right to acquire the remainder of the Company’s plasma-derived business, including the Ryplazim business operated through its subsidiaries, Prometic Bioproduction Inc., the Company’s plasma-derived therapeutics manufacturing facility (“PBP”), and Prometic Biotherapeutics Inc. (“PBT”), holder of the biological license application for Ryplazim® (Plasminogen) (“Ryplazim®”).

Upon closing of the transaction, Liminal would receive an aggregate purchase price of USD 17 million.

Subject to its terms and conditions, the Option would grant Kedrion the right to acquire all of the shares of PBP and PBT by June 15, 2021, for an exercise price of USD 5 million payable upon closing of the sale of the shares of PBP and PBT under the Option and would entitle Liminal to receive up to seventy percent (70%) of the net proceeds which may be received from the sale of a Pediatric Rare Disease Priority Review Voucher, if granted, associated with a potential FDA approval of Ryplazim®. If the Option is exercised, Kedrion would assume all development, manufacturing and commercialization activities and operating costs for Ryplazim®. Kedrion can extend the Option for a maximum of three months in exchange for a payment of up to USD 3 million per month.

The closing of the transaction is subject to the fulfilment of the certain customary conditions precedent.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9	Date of Report

May 21, 2021